UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Helix BioPharma Corp.

(Name of issuer)

Common Shares, no par value

(Title of class of securities)

422910109

(CUSIP number)

Veronika Kandziora ACM Alpha Consulting Management AG Sihleggstrasse 23 CH – 8832 Wollerau, Switzerland +41 76 208 2084

(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons ACM Alpha Consulting Management AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 580,620
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 580,620
	(10)	Shared dispositive power 580,620
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons ACM Alpha Consulting Management Est.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Liechtenstein
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,004,100
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 1,004,100
	(10)	Shared dispositive power 1,067,100
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Zbigniew Lobacz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,480,000
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 12,480,000
	(10)	Shared dispositive power 12,480,000
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Veronika Kandziora
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 580,260
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Andreas Kandziora
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 63,000
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 63,000
	(10)	Shared dispositive power 1,067,100
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Sylwester Cacek
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,060,000
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 7,060,000
	(10)	Shared dispositive power 7,060,000
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Slawomir Majewski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,836,400
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 1,836,400
	(10)	Shared dispositive power 1,836,400
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Andrzej Bernady
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 582,950
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 582,950
	(10)	Shared dispositive power 582,950
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Marek Zielinski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,817,800
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 2,817,800
	(10)	Shared dispositive power 2,817,800
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Jan Bankiel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 741,575
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 741,575
	(10)	Shared dispositive power 741,575
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Henryk Bankiel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 692,075
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 692,075
	(10)	Shared dispositive power 692,075
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Piotr Grzegorzewski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,368,700
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 1,368,700
	(10)	Shared dispositive power 1,368,700
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Daniel Laske
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 639,100
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 639,100
	(10)	Shared dispositive power 639,100
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Elzbieta Sobiech
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 958,800
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 958,800
	(10)	Shared dispositive power 958,800
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Wojciech Hajduk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,665,556
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 5,665,556
	(10)	Shared dispositive power 5,665,556
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Izabela Flejsierowicz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,748,000
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 3,748,000
	(10)	Shared dispositive power 3,748,000
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 422910109

(1)	Names of reporting persons Marek Orlowski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 710,000
	(8)	Shared voting power 40,948,676
	(9)	Sole dispositive power 710,000
	(10)	Shared dispositive power 710,000
(11)	Aggregate amount beneficially owned by each reporting person 40,948,676
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2011 (“Amendment No. 1”), further amended by Amendment No. 2 thereto filed with the SEC on October 19, 2011 (“Amendment No. 2”), further amended by Amendment No. 3 thereto filed with the SEC on October 20, 2011 (“Amendment No. 3”), further amended by Amendment No. 4 thereto filed with the SEC on November 10, 2011 (“Amendment No. 4), further amended by Amendment No. 5 thereto filed with the SEC on January 17, 2012 (“Amendment No. 5”) and further amended by Amendment No. 6 thereto filed with the SEC on February 2, 2012 (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), by ACM Alpha Consulting Management AG, ACM Alpha Consulting Management Est., Mr. Zbigniew Lobacz, Ms. Veronika Kandziora, Mr. Andreas Kandziora, Sylwester Cacek, Slawomir Majewski, Andrzej Bernady, Marek Zielinski, Jan Bankiel, Henryk Bankiel, Piotr Grzegorzewski, Daniel Laske, Elzbieta Sobiech, Wojciech Hajduk, Izabela Flejsierowicz and Marek Orlowski (collectively, the “Reporting Persons”), relating to the common shares, no par value (the “Common Shares”), of Helix BioPharma Corp. (the “Company”). Except as set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

Zbigniew Lobacz, ACM Alpha Consulting Management AG, ACM Alpha Consulting Management Est. and Andreas Kandziora (together, the “Concerned Shareholders”) filed a Dissident Proxy Circular (the “Proxy Circular”) dated January 13, 2012 with the Ontario Securities Commission in connection with the Company’s Annual General Meeting held on January 30, 2012 (the “AGM”). The Proxy Circular related to, among other things, the solicitation of proxies to fix the number of directors of the Company at five (5) and to elect William White, Robert Verhagen, Mario Gobbo, Marek Orlowski and Sebastion Szachowicz to serve as directors on the Company’s board of directors (collectively, the “Dissident Board Nominees”).

The Company held its the AGM on January 30, 2012, as scheduled. At the AGM, deposited proxies represented 85% of the outstanding Common Shares of which 77% of the votes were properly submitted in support of the Dissident Board Nominees. The Chairman of the AGM, refused to conduct a vote on the election of directors and purported to terminate the AGM over objections of the shareholders represented at the AGM. The Chairman of the AGM concluded, among other things, that there needed to be a new solicitation process and subsequent shareholder vote with respect to the election of directors at a new meeting of shareholders as soon as possible and the new meeting should not be delayed unnecessarily and ought to be called within three months. The Concerned Shareholders vigorously challenged the Chairman’s decision.

On March 15, 2012, the Company announced that it settled the proxy contest with the Concerned Shareholders, and agreed on a reconstituted board of directors of the Company (the “Settlement”). As a result of the Settlement, Donal Segal, John Docherty, Kenneth Cawkell, Gordon Lickrish, and Kazimierz Roszkowski-Sliz will resign from the board of directors and be replaced by William White, Robert Verhagen, Marek Orlowski and Mario Gobbo, four of the Dissident Board Nominees. Existing directors, Jack Kay and W. Thomas Hodgson, will continue to serve on the board of directors and have agreed to support the appointment of William White as the new Chairman of the Board. In addition, the Company’s current Chief Executive Officer (“CEO”), Donald Segal, will resign as CEO on a date to be determined by the reconstituted board of directors within six months of the date hereof.

The Reporting Persons believe that they have substantially accomplished the goals of their group. Accordingly, the Reporting Persons agreed to disband their group and will no longer operate as a group in furtherance of the purposes set forth under Item 4 of the Schedule 13D (although they reserve the right to reconstitute the group and pursue such or other purposes in the future, as they may deem necessary). Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding or disposing of the Common Shares. Going forward, each Reporting Person intends to make required filings under Section 13 of the Securities Exchange Act of 1934, if any, on an individual basis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed in the Schedule 13D, on November 8, 2011, the Reporting Persons entered into a Voting and Support Agreement (the “Voting Agreement”), which provided that the Reporting Persons will vote, or cause to be voted, all Common Shares beneficially owned by the Reporting Persons at the AGM in accordance with the recommendations of the Concerned Shareholders under the terms and conditions set forth in the Voting Agreement. The Voting Agreement also provides for the termination of such agreement automatically, without further action by the parties, 30 days after the date of the AGM. Therefore, the Voting Agreement automatically terminated on February 29 and, thus, no further obligations exist thereunder.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description

A	Voting and Support Agreement, dated November 8, 2011, among ACM Alpha Consulting Management AG, Veronika Kandziora, ACM Alpha Consulting Management Est., Andreas Kandziora, Zbigniew Lobacz, Sylwester Cacek, Slawomir Majewski, Andrzej Bernady, Marek Zielinski, Jan Bankiel, Henryk Bankiel, Piotr Grzegorzewski, Daniel Laske, Elzbieta Sobiech, Wojciech Hajduk and Izabela Flejsierowicz (filed on Exhibit B to Amendment No. 4 to the Schedule 13D filed with the SEC on November 10, 2011 is incorporated by reference hereto).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2012

ACM ALPHA CONSULTING MANAGEMENT AG

By:	/s/ Veronika Kandziora
Name: Veronika Kandziora
Title: President and Chief Executive Officer

ACM ALPHA CONSULTING MANAGEMENT EST.

By:	/s/ Andreas Kandziora
Name: Andreas Kandziora
Title: President and Managing Director

/s/ Zbigniew Lobacz ZBIGNIEW LOBACZ

/s/ Veronika Kandziora VERONIKA KANDZIORA

/s/ Andreas Kandziora ANDREAS KANDZIORA

/s/ Sylwester Cacek SYLWESTER CACEK

/s/ Slawomir Majewski SLAWOMIR MAJEWSKI

/s/ Andrzej Bernady ANDRZEJ BERNADY

/s/ Marek Zielinksi MAREK ZIELINSKI

/s/ Jan Bankiel JAN BANKIEL

/s/ Henryk Bankiel HENRYK BANKIEL

/s/ Piotr Grzegorewski PIOTR GRZEGOREWSKI

/s/ Daniel Laske DANIEL LASKE

/s/ Elzbieta Sobiech ELZBIETA SOBIECH

/s/ Wojciech Hajduk WOJCIECH HAJDUK

/s/ Izabela Flejsierowicz IZABELA FLEJSIEROWICZ

/s/ Marek Orlowski MAREK ORLOWSKI